UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-50705

Shanda Interactive Entertainment Limited
(Exact name of registrant as specified in its charter)

No. 208 Juli Road
Pudong New Area
Shanghai 201203
People’s Republic of China
Telephone: +86 21 6058 8688
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value $0.01 per share
American Depositary Shares, each representing two Ordinary Shares
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Shanda Interactive Entertainment Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 24, 2012	By:	/s/ Tianqiao Chen
Tianqiao Chen
Chairman and Chief Executive Officer